Extraordinary General Shareholders Meeting of Foresight Autonomous Holdings Ltd.

Date: January 28, 2019

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

1. To amend and restate the Compensation Policy for the Company's directors and officers, in the form attached as Exhibit A to the Proxy Statement. — For ☐ Against ☐ Abstain ☐

   1a. Are you a controlling shareholder of the Company and or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the Company's compensation policy?* — Yes ☐ No ☐

   * If you do not mark either Yes or No, your shares will not be voted for Proposal No. 1.

2. To approve the extension of Mr. Siboni's engagement as the Company's Chief Executive Officer under the terms of the Services Agreement by and between the Company and Mr. Siboni as set forth in the Proxy Statement, for a period of up to three years commencing January 5, 2019. — For ☐ Against ☐ Abstain ☐

   2a. Are you a controlling shareholder of the Company and or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of extension of Mr. Siboni engagement as the Company's Chief Executive Officer under the terms of the Services Agreement between the Company and Mr. Siboni as set forth in the Proxy Statement?* — Yes ☐ No ☐

   * If you do not mark either Yes or No, your shares will not be voted for Proposal No. 2.

3. To approve Mrs. Siboni Scherf's Compensation as set forth in the Proxy Statement, for a period of three years commencing as of the date of such approval. — For ☐ Against ☐ Abstain ☐

   3a. Are you a controlling shareholder of the Company and or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of Sivan Siboni Scherf's Compensation?* — Yes ☐ No ☐

   * If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.

4. To approve the New Development Agreement, on the terms and conditions set forth in Exhibit D to the Proxy Statement, for a period of up to three years commencing January 5, 2019. — For ☐ Against ☐ Abstain ☐

   4a. Are you a controlling shareholder of the Company and or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the New Development Agreement?* — Yes ☐ No ☐

   * If you do not mark either Yes or No, your shares will not be voted for Proposal No. 4.

Authorized Signatures - This section must be completed for your instructions to be executed.

______________________ Please Sign Here   ______________________ Please Date Above

______________________ Please Sign Here   ______________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Shareholders Meeting Foresight Autonomous Holdings Ltd. to be held January 28, 2019 For Holders as of December 24, 2018

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. New York Time January 22, 2019.

PROXY TABULATOR FOR
FORESIGHT AUTONOMOUS HOLDINGS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Foresight Autonomous Holdings Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12 p.m. NYC Time on January 22, 2019)

The undersigned Holder of American Depositary Receipts ("ADRs") hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of **Foresight Autonomous Holdings Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business **December 24, 2018**, at the Company's **Extraordinary General Shareholders Meeting to be held on January 28, 2019, at 3:00 p.m. (Israel time),** at the offices of the company's legal advisers, Eitan Mehulal & Sadot, Law Offices, at 10 Abba Eban Boulevard, Ackerstein Towers, Building C (floor 7), Herzliya, Israel.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the proxy statement.

To review materials for the upcoming EGM, please visit: http://ir.foresightauto.com/sec-filings/

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
Foresight Autonomous Holdings Ltd.
P.O. Box 8016
CARY, NC 27512-9903